FILE NO. 82-34832

starpharma

6 September 2005

05011191

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 29 July 2005. The first release after this date was on August 4 2005.

Yours faithfully,

B P Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia

File No. 82-34832

starpharma

Preliminary final report for year ended 30 June 2005

Melbourne (Australia), 6 September 2005: Starpharma Holdings Limited (ASX: SPL, USOTC: SPHRY) today announced financial results for the full year ending 30 June 2005.

Revenue for the year included AUD$1.4 million received under a grant from the US National Institutes of Health (NIH) for the development of a second generation microbicide for the prevention of infection by HIV and other sexually transmitted infections. The consolidated operating loss was AUD$7.5 million, and the Company made equity investments totalling AUD$1.5million during the year - USD$1million (AUD$1.3million) was invested in Dendritic NanoTechnologies, Inc ("DNT"), and AUD$0.2million in Australian biotechnology company, Dimerix Bioscience Pty Ltd.

The Company had cash reserves of $8.2 million at year end, and in the coming year the company is at an advanced stage of securing significant additional funding to supplement our working capital for the development and commercialisation of VivaGel™ and other products arising from Starpharma's unique technology.

Starpharma is a world leader in the application of dendrimer nanotechnology to pharmaceuticals, and this fact is increasingly receiving recognition from independent sources such as *Lux Capital*, US Investor magazine *The Forbes/Wolfe Nanotech Report* (VivaGel™ named in Top 5 Nanotech Breakthroughs of 2004; Starpharma included in Nanosphere List of Leading Nano Stocks), and *Frost & Sullivan* (2005 Growth Strategy Leadership Award). Starpharma continues to seek to leverage shareholder funds for the development of VivaGel™ and other pharmaceutical products utilising nanotechnology in order to maximise shareholder returns and available working capital. Starpharma has made extensive use of international collaborations and partnerships for product testing at minimal cost, and has also actively pursued funding for trials though public sources. Starpharma's successful execution of this strategy has enabled the Company to advance VivaGel™ – the first dendrimer nano-pharmaceutical to enter human trials under an IND – to the point of successful completion of a Phase 1 clinical trial. The Company is now in advanced planning stages for further human trials.

In the absence of effective vaccines for HIV prevention, microbicides are increasingly seen as an important means of dealing with this major health issue, and the Company remains very confident about our development strategy for VivaGel™ and related products. VivaGel™ is a versatile product with potential applications beyond the initial indication of an HIV preventative. We are also investigating product extensions such as condom coatings, which would require a different and potentially shorter regulatory path to market, to expand the product pipeline. The NIH grant of USD$5.6 million awarded in September 2004 to develop a combination product based on VivaGel™, but with significant contraceptive properties, further enhances our product pipeline.

During the year the company has also been able to further leverage its intellectual property, skills and experience in dendrimer nanotechnology to add value through investments in companies with related or complementary technology. Starpharma's investment in DNT received strong endorsement in January 2005 when the Dow Chemical Company assigned its entire dendrimer nanotechnology IP portfolio to DNT in exchange

for a 30% equity share. The Dow/DNT transaction also further consolidates the positions of Starpharma and DNT as leaders in the dendrimer IP landscape, providing increased licensing and other partnership opportunities in this area of nanotechnology.

In May 2005, DNT also announced the development of Priostar™ dendrimers, an ultra-low cost product nanostructure with broad potential applications in a wide range of industries.

The Dow/DNT transaction raised Starpharma's profile in the US, and the company was able to take advantage of this exposure through the establishment of a Level 1 American Depositary Receipts (ADR) Program. Since establishment of the ADR program in January 2005 there has been a steady uptake of these instruments by US shareholders, with around 5.7% of Starpharma currently held through ADRs.

We believe that Starpharma offers a great opportunity for shareholders to be part of an exciting initiative with the potential to provide significant capital growth through its strategic investments and in house development programs, at the same time as meeting urgent medical needs in the field of human reproductive health.

John W Raff
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.

- Dimerix Bioscience Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Wilson	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rwilson@bcg.com.au	www.starpharma.com	

starpharma

STARPHARMA HOLDINGS Limited
ABN 20 078 532 180

ASX Preliminary final report – 30 June 2005

Lodged with the ASX under Listing Rule 4.3A

Contents

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

STARPHARMA HOLDINGS Ltd
Year ended 30 June 2005
(Previous corresponding period:
Year ended 30 June 2004)

Results for Announcement to the Market

				$
Revenue from ordinary activities	up/~~down~~	47%	to	2,049,298
Profit/(loss) from ordinary activities after tax attributable to members	up/~~down~~	38%	to	(7,585,992)
Net profit/(loss) for the period attributable to members	up/~~down~~	38%	to	(7,585,992)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend — Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue

Revenue consisted of grant income from a United States Government National Institutes of Health ("NIH") Grant of $1,409,844 (2004: $656,148 Commonwealth Government R&D START Grant), Interest revenue of $616,043 (2004: $640,247), and other revenue of $23,411 (2004: $94,208).

Explanation of Net Profit/(loss)

The consolidated loss of $7,585,992 is after fully expensing all research and development expenditure and patenting costs. The increase of 38% in the net loss is primarily the result of an increase of $1,822,775 in costs attributable to the development of VivaGel.

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial performance
For the year ended 30 June 2005

	Consolidated	
	2005	2004
	$	$
Revenue from ordinary activities	**2,049,298**	1,390,603
Expenses from ordinary activities		
Administration expense	**(2,912,003)**	(2,211,604)
Research and development expense	**(6,410,293)**	(4,119,259)
Occupancy expense	**(371,547)**	(324,664)
Depreciation (plant and equipment)	**(693,865)**	(603,089)
Borrowing	**(8,290)**	(12,011)
Share of results of associates accounted for using the equity method	**760,708**	382,174
PROFIT (LOSS) FROM OPERATING ACTIVITIES BEFORE TAX	**(7,585,992)**	(5,497,850)
Income tax on ordinary activities	**-**	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(7,585,992)**	(5,497,850)
(Profit) Loss attributable to outside equity interest	**-**	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(7,585,992)**	(5,497,850)

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial position
As at 30 June 2005

	Consolidated	
	30 June 2005	30 June 2004
ASSETS	**$**	$
CURRENT ASSETS		
Cash assets	**8,166,259**	15,658,300
Receivables	**42,851**	471,139
Other	**144,805**	113,044
TOTAL CURRENT ASSETS	**8,353,915**	16,242,483
NON CURRENT ASSETS		
Property, plant and equipment	**1,232,764**	1,556,265
Investments accounted for using the equity method	**2,913,061**	692,194
TOTAL NON-CURRENT ASSETS	**4,145,825**	2,248,459
TOTAL ASSETS	**12,499,740**	18,490,942
LIABILITIES		
CURRENT LIABILITIES		
Payables	**1,647,182**	445,908
Provisions	**368,773**	249,015
Interest-bearing liabilities	**60,007**	60,007
Deferred Revenue	**378,063**	-
TOTAL CURRENT LIABILITIES	**2,454,025**	754,930
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	**79,750**	143,516
TOTAL NON-CURRENT LIABILITIES	**79,750**	143,516
TOTAL LIABILITIES	**2,533,775**	898,446
NET ASSETS	**9,965,965**	17,592,496
EQUITY		
Contributed equity	**46,821,956**	46,821,956
Foreign currency translation reserve	**(27,830)**	12,709
Retained profits (Accumulated losses)	**(36,828,161)**	(29,242,169)
TOTAL EQUITY	**9,965,965**	17,592,496

STARPHARMA HOLDINGS Ltd
Consolidated statement of cash flows
For the year ended 30 June 2005

	Consolidated Full-year 2005 $	2004 $
CASH FLOWS FROM OPERATIONS		
Receipts from trade and other debtors	**23,411**	36,197
Grant Income (Inclusive of GST)	**1,787,906**	560,529
Interest received	**641,547**	613,010
Interest expense	**(8,290)**	(11,993)
Payments to suppliers and employees (Inclusive of GST)	**(8,253,163)**	(7,004,923)
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	**(5,808,589)**	(5,807,180)
CASH FLOWS FROM INVESTING ACTIVITIES		
Equity Investment	**(1,500,699)**	-
Repayment of loans advanced to associated entity	**286,306**	-
Payments for property, plant and equipment	**(405,294)**	(153,954)
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES	**(1,619,687)**	(153,954)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	**-**	14,494,200
Share issue transaction costs	**-**	(706,302)
Lease repayments	**(63,765)**	(60,007)
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	**(63,765)**	13,727,891
NET INCREASE (DECREASE) IN CASH HELD	**(7,492,041)**	7,766,757
CASH AT THE BEGINNING OF THE FINANCIAL YEAR	**15,658,300**	7,891,543
CASH AT THE END OF THE FINANCIAL YEAR	**8,166,259**	15,658,300

Material factors affecting the revenues and expenses of the consolidated entity for the current period

There was an increase of 38% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Revenue
Revenue from ordinary activities increased by $658,695. This was primarily due to the inclusion of revenues associated with the United States Government NIH Grant of $1,409,844 during 2005. The previous year's result included the final revenues associated with the completion of an Australian Government AusIndustry R&D START grant.

Operating costs
The 2005 costs included an increase of $1,822,775 in research costs attributable to the development of VivaGel and in particular the NIH funded combination microbicide project.

Share of results of associates
The application of equity accounting methods in relation to the results of DNT Inc. and Dimerix Pty Ltd, including a gain in dilution and provision for diminution has resulted in a net profit of $760,708 (2004: $382,174) on the Consolidated Statement Of Financial Performance.

Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

Current Liabilities
There has been an increase in the accounts payable and deferred revenue balances as at 30 June 2005 due to the timing difference relating to the receipt of cash from NIH for the combination microbicide project and the payment of the respective contractors.

Dendritic Nanotechnologies, Inc. ("DNT Inc") – Associated Entity
DNT Inc has been treated as an associated company with effect from 27 March 2003. The investment in DNT Inc was initially valued at cost in the accounts of the consolidated entity. Subsequent to that date, normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

Dimerix Bioscience Pty Ltd – Associated Entity
Dimerix Bioscience Pty Ltd has been treated as an associated company commencing from its establishment on 16 March 2005. Normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

Material factors affecting the cash flows of the consolidated entity for the current period

Grant Revenue
Proceeds from the receipt of the payments under the NIH Grant totalling $1,787,906 were received during the year ending 30 June 2004. During the comparative corresponding period Commonwealth Government START Grant funds of $560,529 were received.

Equity investments

Agreement between DNT, The Dow Chemical Company and Starpharma to Commercialize Nanotechnology

On 26 January 2005 the Company announced an agreement with DNT and The Dow Chemical Company ("Dow") under which DNT and Starpharma would secure ownership or access to the world's broadest patent portfolio in the field of dendrimers, establishing the companies as leading providers of market-validated nanotechnology with near-term, tangible commercial applications. The terms of the deal provided for Dow to assign its entire intellectual property portfolio and associated royalties in the field of dendrimers (196 patents comprising 41 patent families) to DNT in exchange for a significant equity stake in DNT. At the time Starpharma made an additional cash equity investment of US$1 million in DNT in exchange for further equity in DNT and exclusive rights to DNT and former Dow intellectual property for polyvalent, dendrimer-based pharmaceutical applications.

Establishment of Dimerix Bioscience Pty Ltd

On 16 March 2005 the Company announced that as a foundation shareholder, it established the start-up biotechnology company Dimerix Bioscience Pty Ltd ("Dimerix"). Based in Perth, Western Australia, Dimerix is a specialist drug development company established to commercialise a unique technology in receptor coupling, specifically G-Protein coupled receptors ("GPCRs"). Starpharma contributed $200,000 in cash in return for a 30% equity holding, making it the largest shareholder in Dimerix.

Payments to Suppliers
There was an increase in supplier payments associated with increased levels of research costs primarily attributable to the combination microbicide project for which the Company is receiving an NIH grant as disclosed above.

Reconciliation of cash

	Consolidated 2005 $	2004 $
Cash at bank and on hand	**2,042,795**	2,118,872
Deposits at call	**6,123,464**	13,539,428
	8,166,259	15,658,300
Balance of cash as shown in the statement of cash flows	**8,166,259**	15,658,300

The deposits are bearing floating interest rates of 5.58% (2004: 5.37%).

Cash flow information

Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	Consolidated 2005 $	2004 $
Operating profit/(loss) after income tax	**(7,585,992)**	(5,497,850)
Depreciation and amortisation	**693,865**	603,089
(Increase) decrease in receivables and other assets	**141,980**	(16,386)
Increase (decrease) in trade creditors	**1,204,445**	(274,902)
Increase (decrease) in employee provisions	**119,758**	43,286
Increase (decrease) in deferred income	**378,063**	(282,243)
Share of results of associates accounted for using the equity method	**(760,708)**	(382,174)
Net cash inflows/(outflows) from operating activities	**(5,808,589)**	(5,807,180)

Income tax

The consolidated entity has recorded a nil income tax expense for the period and has substantial future income tax benefits not brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefit benefits as virtually certain.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

Segment note

Business Segments

The consolidated entity operated during the year in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.

Geographical Segments

The consolidated entity operates in the one geographical segment of Australia.

Equity Accounted Investment

The consolidated entity owns 32.9% of Dendritic Nanotechnologies, Inc., a research, development and commercialisation company located in Michigan, USA which in the determination of the full-year result to and balance sheet as at 30 June 2005 and 2004, is accounted for using the equity method. As at 30 June 2004, the consolidated entity owned 44.5% of Dendritic Nanotechnologies, Inc.

The consolidated entity owns 30.0% of Dimerix Biosciences Pty Ltd, a specialist drug development and commercialisation company located in Perth, Western Australia which in the determination of the full-year result to and balance sheet as at 30 June 2005, is accounted for using the equity method. Starpharma is a foundation shareholder of this entity that was established in March 2005.

Segment Information for Year Ending 30 June 2005

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Associated Entities	Unallocated	Consolidated Total
External Revenue	1,409,844	-	-	-	639,454	2,049,298
Total Segment Revenue	1,409,844	-	-	-	639,454	2,049,298
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	760,708	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(2,760,025)	(842,499)	(3,724,755)	-	(258,713)	(7,585,992)
DEPRECIATION & AMORTISATION						
Depreciation	312,239	312,239	69,387	-	-	693,865
LIABILITIES						
Total Segment Liabilities	-	-	-	-	2,533,775	2,533,775
ASSETS						
Total Segment Assets	639,189	639,189	142,042	2,913,061	8,166,259	12,499,740
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	81,217	81,217	160,573	-	-	323,007
Investments in Associates	-	-	-	1,500,699	-	1,500,699

Segment Information for Year Ending 30 June 2004

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Associated Entities	Unallocated	Consolidated Total
External Revenue	-	656,148	47,012	-	687,443	1,390,603
Total Segment Revenue	-	656,148	47,012	-	687,443	1,390,603
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	382,174	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(2,347,094)	(1,104,520)	(1,760,994)	-	(285,242)	(5,497,850)
DEPRECIATION & AMORTISATION						
Depreciation	271,390	271,390	60,309	-	-	603,089
LIABILITIES						
Total Segment Liabilities	-	-	-	-	898,446	898,446
ASSETS						
Total Segment Assets	832,824	832,824	185,071	981,923	15,658,300	18,490,942
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	69,279	69,279	15,396	-	-	153,954
Investments in Associates	-	-	-	-	-	-

Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to AIFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team reports to the audit and risk management committee and is managing the timely implementation of the new standards towards adopting AIFRS.

The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective

exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Income Tax

Under AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity. On account of the current year losses this will have no material impact on the group as at 30 June 2005.

Equity-based compensation benefits

Under AASB 2 Share-based Payment, from 1 July 2004 the group is required to recognise an expense for those options that were issued to employees under the Starpharma Holdings Limited Employee Share Option Plan ('ESOP') after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity accumulated losses at 30 June 2005 would have been $218,615 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated and parent entity employee benefits expense would have been $161,799 higher, with a corresponding increase in the net movement in the share-based payment reserve.

Financial instruments

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005. This allows the group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

Foreign currency translation reserve: cumulative translation differences

On the initial application of AIFRS, the Group will elect to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve will be deemed to be zero at the date of transition to AIFRS.

As a result of this exemption, the balance of the foreign currency translation reserve of the group at 30 June 2005 will increase by $27,830. Accumulated losses will decrease by this amount. There is no effect on the parent entity.

Impairment of assets
Under AASB 136 Impairment of non current assets, on an annual basis, the company is required to consider whether any indicators of the impairment of its assets exist. If it is determined that indicators of impairment exist then an impairment review is required to be performed based upon the concept of cash generating units. If positive cashflows are not generated, assets should be written down to the higher of fair value less costs to sell and value in use.

In accordance with the requirements of AASB 136, the director's believe that no impairment of assets is required as at 30 June 2005.

Reclassification of other income
Under AIFRS, government grants are classified as other income. This is in contrast to the current Australian GAAP treatment under which such items are classified as revenue.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $1,409,844 lower and the consolidated other income would have been $1,409,844 higher.

Events occurring after balance date

There are no significant events occurring after balance date.

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid during the previous corresponding period.

Accumulated Losses

	30 June 2005	30 June 2004
	$	$
Accumulated losses at the beginning of the financial period	(29,242,169)	(23,744,319)
Net profit (loss) attributable to members of STARPHARMA HOLDINGS Ltd	(7,585,992)	(5,497,850)
Retained profits at the end of the financial period	(36,828,161)	(29,242,169)

NTA Backing

	2005	2004
Net tangible asset backing per ordinary share	$0.09	$0.16

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit/(loss), where material	
	2005	2004	2005	2004	2005	2004
	%	%	$	$	$	$
Dimerix Bioscience Pty Ltd	30.0	-	(14,994)	-	(154,994)	-
Dendritic Nanotechnologies Inc.	32.9	44.5	(319,841)	(193,436)	915,702	(382,174)
			(334,835)	(193,436)	760,708	(382,174)

Share of Result of Associate

	2005	2004
Share of loss	(334,835)	(193,436)
Gain on issue of new equity by associate	1,235,543	575,610
Provision for diminution	(140,000)	-
Share of result of associate per statement of financial performance	760,708	382,174

Other significant information

Earnings per share

	2005	2004
	Cents	Cents
Basic Earnings/(Loss) per share	(6.82)	(5.38)
Diluted Earnings/(Loss) per Share	(6.82)	(5.38)

Weighted average number of shares used as the denominator

	2005	2004
	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	111,235,000	102,169,098

Potential ordinary shares not considered dilutive:

As at 30th June 2005 the company had on issue:

220,000 options over unissued capital exercisable on or before the 31st December 2005 at the price of 93.75 cents per ordinary share

220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

730,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

182,000 options over unissued capital exercisable on or before the 31st December 2009 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 12th May 2010 at the price of 93.75 cents per ordinary share.

Other Supplementary Information

American Depositary Receipts Program

On 13 January 2005 the Company announced that it had completed establishment of a Level 1 American Depositary Receipts (ADR) Program. The Board had noted that there was an increasing level of interest in the Company among US investors, particularly following several favourable reviews in significant nanotechnology investor publications, and the ADR facility was established to facilitate trading in Starpharma securities in the US.

Prior to establishing the ADR Program the Company applied to the US Securities and Exchange Commission for exemption from the registration requirements of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder. The Company was added to the list of foreign issuers that have been granted exemption pursuant to Rule 12g3-2(b).

The Company's ADRs trade under the code SPHRY (CUSIP number 855563102). Each ADR is equivalent to 10 ordinary shares of Starpharma Holdings Ltd as traded on the Australian Stock Exchange (ASX:SPL). The Bank of New York is the depositary bank.

AusIndustry P3 Grant Funding

On 1 April 2005 the Company announced that it had been offered a grant of up to AUD$5.6 million over four years commencing 1 July 2005 under the Australian Government's Pharmaceuticals Partnerships Program (P3).

Going Concern Basis

For the year ended 30 June 2005, the Company has incurred losses of $7,585,992 and experienced net cash outflows of $5,808,589 from operations, as disclosed in the statement of financial position and statement of cash flows, respectively. This is consistent with the Company's strategic plans and budget estimates, and the Directors are satisfied regarding the availability of working capital for a period of at least 15 months from balance date in the event that no new equity or grant funding flows in to the company during that period. Accordingly the directors have prepared the financial report on a going concern basis in the belief that the Company will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report.

Appendix 4E items 6, 7, 13, 16 and 17 are not applicable.

Audit

This report is based on accounts which are in the process of being audited.

Compliance Statement

This preliminary final report was approved by a resolution of the Board of Directors of the Company on 6th September 2005.



Ben Rogers
Company Secretary
6th September 2005

File No. 82-34832

SEC MAIL RECEIVED PROCESSING

starpharma

9 August 2005

CEO PRESENTATION
AUSTRALIAN BIOTECHNOLOGY EXPO

Attached is a copy of Dr John W Raff's presentation to the 2005 Emerging Growth Capital Annual Australian Biotechnology Expo, held in conjunction with the Australian Stock Exchange in Sydney today.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Biosciences Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media **Rebecca Wilson** Buchan 02 9237 2800 / 0417 382 391 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701	**Ben Rogers** Company Secretary +61 3 8532 2702
	www.starpharma.com	

Australian Biotech Expo

9 August 2005

Starpharma Holdings Limited
(ASX: SPL)

Dr John W. Raff
CEO
Starpharma

Who is Starpharma?

starpharma

Business: Globally pre-eminent in the Development and commercialisation of new pharmaceuticals using 'dendrimers' (highly defined nano-scale structures)

Competitive Advantage: First and only pharmaceutical development company to have had the US Food & Drug Administration ("FDA") approve trials in humans of a dendrimer nanotech engineered pharmaceutical - VivaGel™ (a vaginal microbicide with protective properties against the transmission of HIV & sexually transmitted diseases).

Securities Listed: Australian Stock Exchange (ASX: SPL)
IPO September 2000

Level 1 American Depositary Receipts Program
(USOTC:SPHRY - CUSIP number 855563102)
Depositary bank : The Bank of New York
January 2005



Starpharma's Melbourne
Head Office & Laboratories (level 6)

Established: 1996 - Melbourne, Australia

Nanotechnology

starpharma

- Purposeful manipulation of matter smaller than 100 nanometres ("nm").
- Nanotechnology will revolutionise manufacturing and pharmaceutical compounds.
- Nanotechnology is the largest US Federally funded science initiative since it decided to put a man on the moon. (In 2004, US Government invested USD1.6B)



Nanopharmaceuticals

We are in the right place at the right time

starpharma



biotechnology
starpharma
nanotechnology

- c. 50% of all new drugs derived from biotechnology companies.
- Big Pharma pipeline thin: many drugs coming off patent in the next 3 years.
- Industry leaders predict new drug focus on "wellness" and preventative medicines.

- "Revenue from nanotechnology-enabled products to equal IT and Telecom by 2014, exceed biotech by 10 times."
- "Revenue of products incorporating nanotechnology projected to have a CAGR of > 800% over next 10 years (currently US$13 billion)."
- "In 2014 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology."

Lux Research, October 2004
www.luxresearchinc.com

Nanopharmaceuticals

Well- defined structures are everything: Dendrimers

starpharma

- Regulatory Authorities around the world emphasise that nanostructures must be well defined for medicinal use.

- Starpharma is a world leader in defined synthetic nanostructures : Dendrimers
  - IP ownership
  - synthesis
  - regulatory development of pharmaceutical quality



CHEMICAL
DENDRIMERS



Dendrimer: a well defined branching macromolecule

Starpharma has the world leading position in the use of dendrimers as pharmaceuticals

Starpharma's Growth Strategy and Drivers of Value

Product Focus and Leverage of Shareholders' Funds

starpharma

- VivaGel™
  - Further clinical development; advancement to efficacy trials
  - Line extensions: Expanded indications (other STIs) and applications (condom coating)
- New Dendrimer Products through in-house and collaborative programs
  - additional therapeutic areas e.g. diabetes, wound healing, antibodies, antivirals, glycodendrimers
- Leverage investment through public funding
- Leverage via DNT
  - Increased presence in U.S. markets
  - Broad, expanded program to exploit applications complementary to pharmaceuticals

VivaGel™

Topical Vaginal Gel for the prevention of HIV and STIs

starpharma

What does it offer?

Safe sex

- a way for a women to avoid STIs
- discrete with broad cultural acceptability
- female controlled (unlike condom).

How does it work?

Broad spectrum microbicide

- To prevent the transmission of HIV, genital herpes and other STIs.
- Applied privately before sexual activity
- The active ingredient targets the pathogen and prevents infection.
- Microbicides now recognised as the main opportunity for HIV prevention.

Target Markets:

Strong target market in the developed world

•Estimated HIV prevention market:	over US$1B
•Genital Herpes prevention	US$1B
•Other STIs	US$1.5B
•Condom coatings	US$300M-500M

Major medical and social need worldwide

Already over 40 million people are infected worldwide with HIV

VivaGel™

World's first defined nanopharmaceutical tested in humans.

starpharma

Development Stage:

2004: Completed initial Phase I (IND).

2005: Expanded clinical program

Line Extensions:

- Combination products (NIH Funding)
- Condom coatings



VivaGel™ packaged into pre-filled applicators.

VivaGel™ Product Benefits

A practical and versatile microbicide

starpharma

Evidence to date suggests that VivaGel™ is:

- **Potent** activity against **HIV**/SHIV demonstrated *in vitro* and *in vivo*
- Active against **other STDs**
- **Non-toxic**
- **Non-irritating**
- Compatible with **condoms**
- **Affordable** – low manufacturing cost
- Passes key FDA hurdle
  - is a **well-defined** chemical entity



Percentage of macaques protected from SHIV infection
100
75
50
25
0
Base Gel
Control

Viral Protection
(e.g. HIV/SHIV)



Percentage of mice protected from Chlamydia infection
100
75
50
25
0
Control

Bacterial Protection
(e.g. Chlamydia)

VivaGel™ Commercial Strategy

starpharma

- Initial focus on market in developed world.
- Pursue HIV & Genital Herpes indications first

- Subsequently: continue evaluation of product for additional indications (other STIs, e.g. Chlamydia, HPV etc)
- Parallel development of combination microbicides

- Line extension via other next-generation products, e.g. condom coatings

- Discussions underway with potential commercialisation partners in several of the above categories.

- Capitalise upon the epidemic nature of STIs to access non-dilutive development capital.

Starpharma's Development Portfolio

Products and Partnered Projects

starpharma



Microbicides
◦ VivaGel™
◦ Pipeline of expanded indications
Microbicides
•Combination microbicide (NIH)
•Condom coatings
Anti-Virals
•Influenza
•RSV
Wound Healing, Inflammation and Angiogenesis
Polyvalent Antibodies (Anadis)
GPCR modulators (Dimerix Biosciences)
Diabetes (ChemGenex)
Glycodendrimers (IRL)

Dendritic Nanotechnologies Inc. (DNT)

Significant Value Driver and Strategic Partner

starpharma

- Private US company dnt www.dnanotech.com
- Existing revenue streams from deals with:
  - Dow Chemical Company,
  - Pfizer, Inc.,
  - Sigma Aldrich,
  - US Dept. Defense
- Dow recently transferred their entire dendrimer nanotech portfolio of patents to DNT (196 patents/ 41 patent families)
- SPL holds 33%; other major shareholders The Dow Chemical Company (30%), founders
- Breakthrough technology in ultra-low manufacturing costs
- DNT's commercial development opportunities include:
  - drug delivery
  - imaging & contrast agents
  - in-vitro diagnostics, gene transfection, nanosensors

Recent US perspectives on Starpharma

starpharma

"Top 5 Nanotech Breakthroughs for 2004"

"Top Nanotech Buys for 2005"

Forbes / Wolfe Nanotech Report

"We expect great things to come from [Starpharma] and its significant ownership in U.S.-based Dendritic Nanotechnologies, Inc."

US demand for Starpharma shares

starpharma



Net Depositary Receipt Adoption
(1ADR = 10 SPL shares)
600000
500000
400000
300000
200000
100000
0
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Source:
Bank of New York

...the take up of Starpharma's ADR program since January 2005 launch date is said to be "exceptional"

~5% of Starpharma shares are now held by US investors

Financials and Shareholder Profile

starpharma

- $8.2 million cash in the Bank (June 30)
- Existing leverage of development spend through NIH grant US$5.4M and AU$5.6M of P3 funding
- Several more near-term opportunities for further non-dilutive development support

Shares on issue	111,235,000
Issued Capital held by	
*Australian Financial Institutions	~30%
*Directors	20%
*US investors (via ADRs)	~5%

Starpharma: Investment Highlights

starpharma

- Dominant global position in Nanopharmaceuticals
- Product focus: VivaGel™ - significant global market opportunity for HIV and other STI's
- Leverage of shareholders' investment through public funding
- Industry-leading expertise in the development of dendrimers for use as pharmaceuticals
- Growing US demand for equity - rapid take-up of ADR's
- Via its stake in DNT, SPL has access to a vast patent estate, commercial partners and exposure to broad applications of dendrimers

"In 2014 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology." ***Lux Research, October 2004 www.luxresearchinc.com***

An investment in Starpharma is a way to capitalise on this industry transition

starpharma

leading the World in nanomedicine

"Top Nanotech Buys for 2005"

"Top 5 Nanotech Breakthroughs for 2004"

"Growth Strategy Leadership Award in the World Nanobiotechnology Market"

File No. 82-34832

starpharma

Starpharma Honoured with the 2005 Frost & Sullivan Growth Strategy Leadership Award For Its Development of Revolutionary Products

MELBOURNE, Australia, Thursday 4 August 2005: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY), today announced that it has received the 2005 Frost & Sullivan Growth Strategy Leadership Award in recognition of the company's development of VivaGel™ and other polyvalent dendrimer-based products relating to the world nanobiotechnology market.

This Frost & Sullivan award is given each year to the company that has demonstrated an exceptional growth strategy within its industry. A detailed Award Description is attached.

Dr John Raff, Starpharma's Chief Executive Officer said: "Although we are very proud of the company's achievements, this award has come as a surprise. We are delighted that Frost & Sullivan, a significant international market analysis group, has recognised Starpharma's growth strategy leadership and achievements."

Award Description

Frost & Sullivan Growth Strategy Leadership Award in the World Nanobiotechnology Market

Award Description

The Frost & Sullivan Award for Growth Strategy Leadership is given each year to the company that has demonstrated an exceptional growth strategy within its industry

Research Methodology

A recipient is chosen to receive the Growth Strategy Leadership Award based on specific criteria. Through primary and secondary research methods, all companies' market revenues are tracked and those exhibiting significant growth are noted for their strategy implementation. Revenues are then compared year to year to monitor growth patterns. When a company continues to show high growth rates, it is a candidate for the Frost & Sullivan Growth Strategy Leadership Award.

Measurement Criteria

This award is given to the company that has bolstered its position in the market during the base year, and whose strategy will have a lasting impact on the market. The award criteria are based on the following:

- Technological innovation and leadership
- Discovering new venues for an established product
- Strategic mergers, acquisitions or joint ventures to penetrate new markets

2005 Frost & Sullivan Growth Strategy Leadership Award for Starpharma Holdings Limited

Frost & Sullivan presents the 2005 Growth Strategy Leadership Award to Starpharma for the development of revolutionary products in a new market sector in the world nanobiotechnology market. The company has established a strong and highly consolidated market position through collaboration and licensing. This position is currently unrivalled by other market participants.

Revolutionary Products in a New Market Sector

Founded in 1996, Starpharma is headquartered in Melbourne, Australia. The company is leading the nanobiotechnology market in the area of dendrimers; multibranched polymers with high functional specificity due to their highly defined structures. Starpharma's current product portfolio is focusing on the prevention of sexually transmitted infections (STIs) and systemic viral indications.

The Most Developed Lead Product to Date

The Starpharma lead product is VivaGel™, a topical polyvalent dendrimer-based vaginal microbicide gel for the prevention of HIV in women. This represents a significant area of unmet medical need. The product is currently in Phase I clinical trials and is currently the most advanced dendrimer-based therapeutic in development. SPL7013, the polylysine

active ingredient of VivaGel™, has shown further effectiveness against a range of STIs, including chlamydia, genital herpes (HSV-2), hepatitis B virus and human papilloma virus.

Pipeline Diversification Across a Range of Indications

Starpharma is diversifying it's growth strategy by developing a range of products in-house, which will then be available for licensing to pharmaceutical companies. To date, over 120 different dendrimers have been tested for their effectiveness against STIs.

Additionally, Starpharma is diversifying it's target indication spectrum by investigating the application of dendrimers to the oncology and respiratory sectors. Dendrimers are also being tested for their application in biodefence. They have potential for the remediation of terrorist attack using biological agents such as Ebola virus.

The company is aiming to become a knowledge powerhouse in the dendrimer sector, a market which is set to expand rapidly when the first products reach the market and dendrimer manufacture becomes more cost effective.

Strong Market Positioning

Starpharma has consolidated its position through the establishment of collaborations and licensing agreements with industrial partners. The company is the largest (33%) stakeholder of Dendritic Nanotechnologies, Inc., (DNT) a manufacturer of dendrimers and a developer of dendrimer-based products in other fields of application. DNT is an important source of high quality and novel dendritic materials. Additionally, DNT has a powerful collaboration with the Dow Chemical Company, which has assigned 196 patents to DNT concerning dendrimer manufacture and development in a broad range of applications. Starpharma has exclusive license rights to the entire DNT IP portfolio for the field of 'polyvalence', the broadest within the industry and an indication of significant industry consolidation. Starpharma has established further research collaborations with over 35 academic and public institutions across the United States, Europe and Australasia.

Starpharma has established supply chain collaborations, is investigating further potential applications of their lead products as well as investigating new sectors, and is developing a wide range of support to future third party partners. Based on these merits, Frost & Sullivan is proud to present Starpharma with the Growth Strategy Leadership Award for 2005.

Background
Frost & Sullivan, a global growth consulting company, has been partnering with clients to support the development of innovative strategies for more than 40 years. The company's industry expertise integrates growth consulting, growth partnership services and corporate management training to identify and develop opportunities. *Frost & Sullivan* serves an extensive clientele that includes Global 1000 companies, emerging companies, and the investment community, by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics, and demographics.

FROST & SULLIVAN

Media Contact:
Katja Feick
Corporate Communications

P: +44 (0) 20 7915 7856
F: +44 (0) 20 7730 3343
E: katja.feick@frost.com

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Biosciences Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Wilson	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rchristie@bcg.com.au	www.starpharma.com	